Contact:
Patty Kehe
Dynasil Corporation of America
Phone: (607) 272-3320, ext. 26
Email:  pkehe@dynasilcorp.com

Dynasil Announces Fiscal Year 2010 Results

 Reports Record Revenue and Earnings
Announces CEO Succession Plan in 2011

WATERTOWN, Mass. – December 17, 2010 – Dynasil Corporation of America (NASDAQ: DYSL) today announced financial results for its fiscal year ended September 30, 2010.  The Company posted record revenue for FY 2010 of $43 million which compares to $34.4 million for FY 2009, a 25% increase year over year.  Operating income and net income for FY 2010 were $4.8 million and $3.23, increases of 69% and 109%, respectively, compared with the prior year.  Diluted earnings per share for FY 2010 increased 159% from $0.08 per share to $0.22 per share compared with the prior year.

The company also announced today that Craig T. Dunham plans to retire as Chief Executive Officer during the next nine months.  Mr. Dunham has indicated that he will continue to serve as CEO until a successor is named and to assist in an orderly transition, and thereafter will continue as a Director of the Company.   A committee of the Board of Directors led by the Chairman will conduct a search for a CEO successor and is in the process of retaining a national search firm to assist it.

“In 2010, we made great strides throughout Dynasil and we believe that we have built the foundation for an incredibly promising future,” said Craig T. Dunham, Dynasil’s President and CEO.  “During the quarter, Dynasil benefited from a number of factors including our balanced approach across products, services, geographies and customer segments, our ability to execute on key market opportunities, improved economic conditions and awards of research tax credits. We believe that we have a strong product line-up for 2011, highlighted by our dual mode nuclear detector technology that we expect to represent a leap forward in detecting threats from radiation in nuclear bombs and nuclear materials.  My role as Dynasil’s CEO has been a rewarding experience and I look forward to remaining an active contributor as a Director of Dynasil.  As always, I’m committed to creating value for our customers, our employees and our shareholders.”

“We are delighted with our extremely strong results on our key financial metrics in the fourth quarter and our move to the NASDAQ Global Market System starting tomorrow.  Throughout fiscal year 2010, we continued to grow and prosper with new solution offerings for customers, innovative product launches, an acquisition, and alliances that expand our reach. Craig has been an exceptional leader for Dynasil. He has done a superb job of developing and implementing the strategies that have transformed the Company into a leader in materials science, optics, imaging and nuclear detection technology over the last six years.  We are well positioned to continue our record of strong growth in 2011 and beyond through the continuation of our commercialization of innovative research and acquisitions to support our commercialization strategies.  I look forward to continuing to work with Craig over the near term and his successor over the longer term,” added Peter Sulick, Dynasil’s Chairman.

The Company has scheduled a conference call to discuss year-end financial results and provide a business update to be held Tuesday, December 21, 2010 beginning at 2:00 p.m. Eastern time. To access the call via telephone, please dial (866) 393-8592 and enter conference ID number 3309 3865.

About Dynasil: Dynasil Corporation of America (NASDAQ: DYSL), is a provider of technology, products, services and solutions aimed at making the world safer and healthier.  The company supplies a broad range of customers by serving their specific needs in the medical, industrial, and homeland security/defense markets. The Company has operations in New Jersey, New York, Massachusetts and the UK.

This news release may contain forward-looking statements usually containing the words "believe," "expect," “plan”, “target”, “intend” or similar expressions.  These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act.  Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-K, Quarterly Reports on Form 10-Q, as well as in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

ASSETS
	2010	2009
Current assets
Cash and cash equivalents	$4,111,966	$3,104,778
Accounts receivable, net of allowance for doubtful accounts of
$132,584 for 2010 and $123,853 for 2009 and sales returns of
$24,168 for 2010 and $18,916 for 2009	6,360,583	4,053,742
Inventories	3,097,219	2,371,516
Deferred tax asset	-0-	290,100
Cost in excess of billings	135,157	-0-
Prepaid income taxes	410,045	-0-
Prepaid expenses and other current assets	453,418	306,848
Total current assets	14,568,388	10,126,984

Property, Plant and Equipment, net	3,953,319	2,744,724
Other Assets
Intangibles, net	6,671,149	7,232,035
Goodwill	13,591,287	11,054,396
Deferred financing costs, net	190,568	64,637
Total other assets	20,453,004	18,351,068

Total Assets	$38,974,711	$31,222,776

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,870,779	$1,749,524
Accounts payable	1,482,250	773,837
Accrued expenses and other liabilities	1,823,222	1,111,342
Income taxes payable	-0-	507,122
Deferred tax liability	91,100	-0-
Billings in excess of costs	-0-	60,448
Dividends payable	131,400	149,150
Total current liabilities	5,398,751	4,351,423

Long-term Liabilities
Long-term debt, net	10,833,334	6,386,796
Note payable to related party	-0-	2,000,000
Contingent consideration	750,000	-0-
Total long-term liabilities	11,583,334	8,386,796

Temporary Equity	2,000,000	2,000,000

Stockholders' Equity	19,992,626	16,484,557

Total Liabilities and Stockholders' Equity	$38,974,711	$31,222,776

DYNASIL CORPORATION OF AMERICA
CONSOLIDATED STATEMENTS OF OPERATIONS

	2010	2009

Net revenues	$42,969,762	$34,363,674
Cost of revenues	25,205,960	20,629,501
Gross profit	17,763,802	13,734,173
Selling, general and administrative expenses	12,971,640	10,891,096
Income from operations	4,792,162	2,843,077
Interest expense, net	628,120	735,317
Income before income taxes	4,164,042	2,107,760
Income tax expense, net of $793,200 of tax benefits
resulting from QTDP tax credits	929,661	556,462
Net income	$3,234,381	$1,551,298

Earnings Per Share
Net income	$3,234,381	$1,551,298
Dividends on preferred stock	537,433	589,740
Net income applicable to common shareholders	2,696,948	961,558
Dividend add back due to assumed preferred stock conversion	537,433	71,000
Net income for diluted income per common share	$3,234,381	$1,032,558

Basic net income per common share	$0.22	$0.08
Diluted net income per common share	$0.22	$0.08

Weighted average shares outstanding
Basic	12,404,701	11,373,837
Diluted	14,937,575	12,328,261